Exhibit 99.1

Dyax-Genzyme LLC (A Development Stage Enterprise)

Financial Statements

As of December 31, 2005 and 2004 (Unaudited) and For the Years Ended December 31, 2005 and 2004 (Unaudited), For the Period from July 1, 2003 (Commencement of Operations) to December 31, 2003 (Unaudited) and For the Period from July 1, 2003 (Commencement of Operations) to December 31, 2005

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Index to Financial Statements

Page(s)

Report of Independent Auditors	1

Balance Sheets as of December 31, 2005 and 2004 (Unaudited)	2

Statements of Operations for the Years Ended December 31, 2005 and 2004 (Unaudited), for the Period July 1, 2003 (Commencement of Operations) to December 31, 2003 (Unaudited) and for the Period July 1, 2003 (Commencement of Operations) through December 31, 2005	3

Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 (Unaudited), for the Period July 1, 2003 (Commencement of Operations) to December 31, 2003 (Unaudited) and for the Period July 1, 2003 (Commencement of Operations) through December 31, 2005	4

Statements of Changes in Venturers’ Capital for the Period July 1, 2003 (Commencement of Operations) to December 31, 2003 (Unaudited) and for each of the Years Ended December 31, 2004 (Unaudited) and 2005	5

Notes to Financial Statements	6-9

Report of Independent Auditors

To the Steering Committee of Dyax-Genzyme LLC:

 In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of changes in Venturers’ capital present fairly, in all material respects, the financial position of Dyax-Genzyme LLC (a development stage enterprise) (the “LLC”) at December 31, 2005, and the results of its operations and its cash flows for the year then ended and, cumulatively, for the period from July 1, 2003 (commencement of operations) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the LLC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the LLC’s management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 3, 2006

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Balance Sheets

(Amounts in thousands)

	December 31,
	2005	2004
		(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1	$7
Due from Genzyme Corporation	—	47
Funding receivable - Dyax Corp.	1,721	—
Funding receivable - Genzyme Corporation	1,720	—
Total current assets	3,442	54
Lab equipment, net	615	708
Total assets	$4,057	$762

LIABILITIES AND VENTURERS’ CAPITAL

Current liabilities:
Due to Dyax Corp.	$1,508	$255
Due to Genzyme Corporation	953	—
Accrued audit fees	32	—
Total liabilities	2,493	255

Commitments and contingencies (Note F)	—	—

Venturers’ capital:
Venturers’ capital – Dyax Corp.	782	254
Venturers’ capital – Genzyme Corporation	782	253
Total Venturers’ capital	1,564	507
Total liabilities and Venturers’ capital	$4,057	$762

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Statements of Operations

(Amounts in thousands)

			For the Period	For the Period
			July 1, 2003	July 1, 2003
	For the Years Ended		(commencement of	(commencement of
	December 31,		operations) through	operations) through
	2005	2004	December 31, 2003	December 31, 2005
		(Unaudited)	(Unaudited)

Operating costs and expenses:
Selling, general and administrative	$791	$225	$203	$1,219
Research and development	23,111	11,779	4,260	39,150
Total operating costs and expenses	23,902	12,004	4,463	40,369
Loss from operations	(23,902)	(12,004)	(4,463)	(40,369)

Interest income	2	8	—	10
Net loss	$(23,900)	$(11,996)	$(4,463)	$(40,359)

Net loss attributable to each Venturer:
Dyax Corp.	$(11,953)	$(5,999)	$(2,232)	$(20,184)

Genzyme Corporation	$(11,947)	$(5,997)	$(2,231)	$(20,175)

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Statements of Cash Flows

(Amounts in thousands)

			For the Period	For the Period
			July 1, 2003	July 1, 2003
	For the Years Ended		(commencement of	(commencement of
	December 31,		operations) to	operations) to
	2005	2004	December 31, 2003	December 31, 2005
		(Unaudited)	(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(23,900)	$(11,996)	$(4,463)	$(40,359)
Reconciliation of net loss to net cash used in operating activities:
Depreciation expense	93	—	—	93
Increase (decrease) in cash from working capital changes:
Due from (to) Dyax Corp.	1,253	1,692	(1,437)	1,508
Due from (to) Genzyme Corporation	1,000	170	(217)	953
Accrued expenses	32	—	—	32
Cash flows from operating activities	(21,522)	(10,134)	(6,117)	(37,773)

Cash Flows from Investing Activities:
Purchase of lab equipment	—	(708)	—	(708)
Cash flows from investing activities	—	(708)	—	(708)

Cash Flows from Financing Activities:
Capital contributed by Dyax Corp.	10,760	5,425	3,060	19,245
Capital contributed by Genzyme Corporation	10,756	5,423	3,058	19,237
Cash flows from financing activities	21,516	10,848	6,118	38,482

(Decrease) increase in cash and cash equivalents	(6)	6	1	1
Cash and cash equivalents at beginning of period	7	1	—	—
Cash and cash equivalents at end of period	$1	$7	$1	$1

Supplemental disclosure of noncash transaction:

Funding Receivable – Note C.

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Statements of Changes in Venturers’ Capital

(Amounts in Thousands)

	Venturers’ Capital		Total
	Dyax	Genzyme	Venturers’
	Corp.	Corporation	Capital

Balance at July 1, 2003 (commencement of operations)(unaudited)	$—	$—	$—
2003 capital contributions (unaudited)	3,060	3,058	6,118
Net loss for the period from July 1, 2003 (commencement of operations) to December 31, 2003 net loss (unaudited)	(2,232)	(2,231)	(4,463)
Balance at December 31, 2003 (unaudited)	828	827	1,655

2004 capital contributions (unaudited)	5,425	5,423	10,848
2004 net loss (unaudited)	(5,999)	(5,997)	(11,996)
Balance at December 31, 2004 (unaudited)	254	253	507

2005 capital contributions	12,481	12,476	24,957
2005 net loss	(11,953)	(11,947)	(23,900)
Balance at December 31, 2005	$782	$782	$1,564

The accompanying notes are an integral part of these financial statements.

Dyax-Genzyme LLC

(A Development Stage Enterprise)

Notes to Financial Statements

A.    Nature of Business and Organization

Dyax-Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

•      50.01% by Dyax Corp., which is referred to as Dyax; and

•      49.99% by Genzyme Corporation, which is referred to as Genzyme.

Dyax and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in June 2003 to develop and commercialize DX-88, one of Dyax’s proprietary compounds for the treatment of chronic inflammatory diseases. The Joint Venture commenced operations as of July 1, 2003.

In October 1998, the Venturers entered into a collaboration agreement to develop and commercialize DX-88 for the treatment of chronic inflammatory diseases. Under this agreement, which was amended on May 31, 2002, and again effective as of September 30, 2003, Dyax was initially responsible for all expenses incurred in connection with the development of DX-88 for the treatment of hereditary angioedema, or HAE, through the completion of the first Phase II clinical trial for HAE, which occurred in the second quarter of 2003. In June 2003, Dyax formed Kallikrein LLC, for the development and commercialization of DX-88 for HAE, and Genzyme exercised its option under the collaboration agreement to join Dyax in the development and commercialization of DX-88 for HAE by acquiring a 49.99% interest in Kallikrein LLC, which then became known as Dyax-Genzyme LLC. The Venturers now jointly own the rights to DX-88 for the treatment of HAE and other chronic inflammatory diseases. Dyax is responsible for 50.01% and Genzyme is responsible for 49.99% of all costs incurred in connection with the development of DX-88 for HAE after completion of the first Phase II clinical trial. In December 2005, Genzyme paid Dyax a $3.0 million milestone payment after dosing the first patient in a pivotal clinical trial of DX-88 for HAE. In addition, Genzyme will also be obligated to pay Dyax:

•      potential milestone payments of $10.0 million for the first product derived from DX-88 that is approved by the U.S. Food and Drug Administration, commonly referred to as the FDA; and

•      up to $15.0 million for additional therapeutic indications developed under the collaboration .

Contingent upon successful development and receipt of regulatory approvals, Genzyme will market the product worldwide.

Dyax and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs.

If either Dyax or Genzyme fails to make all or two or more of the monthly capital contribution, and the other party does not exercise its right to terminate the collaboration agreement or compel performance of the funding obligation, the defaulting party’s percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

In March 2003, Dyax paid Genzyme $1.0 million in connection with exercising its option under the collaboration agreement, as amended, to purchase Genzyme’s interest in the application of DX-88 for all surgical indications, including the prevention of blood loss during certain on-pump heart procedures, specifically coronary artery bypass graft surgery.

B.    Summary of Significant Accounting Policies

Basis of presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of taxable income of the Joint Venture.

As of December 31, 2005, for the year ended December 31, 2005 and for the period from July 1, 2003 (commencement of operations) through December 31, 2005, the Joint Venture qualified as a significant subsidiary to Dyax and, as a result, audited financial statements are presented for those periods. As of December 31, 2004, for the year ended December 31, 2004 and for the period from July 1, 2003 (commencement of operations) to December 31, 2003, the Joint Venture does not meet the criteria of a significant subsidiary to either Dyax or Genzyme and, as a result, the financial statements for those periods have not been audited.

Basis of presentation (continued)

The Venturers have each evaluated the collaboration agreement to determine if the Joint Venture qualifies as a variable interest entity under Financial Accounting Standards Board, or FASB,  Interpretation No., or FIN, 46R, “Consolidation of Variable Interest Entities,” (FIN 46R). Both Venturers fund the operations of the Joint Venture on a monthly basis and therefore under Paragraph 5a of FIN 46R, the Joint Venture qualifies as a variable interest entity because each Venturer’s equity investment at risk is not sufficient to finance the Joint Venture’s activities without additional subordinated financial support. Both Venturers have a financial interest in the Joint Venture. However, based on Dyax’s analysis of the agreement, Dyax believes that its exposure to the expected losses of the Joint Venture are less than Genzyme’s and therefore Dyax is not the primary beneficiary of the Joint Venture under Paragraph 17 of FIN 46R. Accordingly, Dyax does not consolidate the Joint Venture. Genzyme, as the primary beneficiary, consolidates the results of the Joint Venture and records Dyax’s portion of the Joint Venture’s losses as minority interest.

Accounting method

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal year-end

The Venturers have determined that the fiscal year-end of the Joint Venture is December 31.

Uncertainties

The Joint Venture is subject to risks common to companies in the biotechnology industry, including:

•      the Joint Venture’s ability to successfully complete preclinical and clinical development of its products and services;

•      the Joint Venture’s ability to manufacture sufficient amounts of its products for development and commercialization activities and to do so in a timely and cost-effective manner;

•      the Joint Venture’s ability to obtain and maintain adequate patent and other proprietary rights protection of its products and services and successfully enforce its proprietary rights;

•      the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on the Joint Venture’s ability to commercialize its products and services;

•      the accuracy of the Joint Venture’s estimates of the size and characteristics of the markets to be addressed by its products and services, including growth projections;

•      market acceptance of the Joint Venture’s products and services;

•      the accuracy of the Joint Venture’s information regarding the products and resources of its competitors and potential competitors;

•      the content and timing of submissions and decisions made by the FDA, the European Agency for the Evaluation of Medicinal Products and other regulatory agencies; and

•      the availability of reimbursement for the Joint Venture’s products and services from third-party payors, where appropriate, and the extent of such coverage.

Use of estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its financial statements. The Joint Venture’s actual results could differ from these estimates.

Cash and cash equivalents

All of the Joint Venture’s cash is held on deposit at one financial institution.

Equipment

The Joint Venture records equipment at cost. When the Joint Venture disposes of these assets, it removes the related cost and accumulated depreciation and amortization from the related accounts on its balance sheet and includes any resulting gain or loss in its statement of operations.

The Joint Venture generally computes depreciation for its equipment using the straight-line method over the estimated useful lives of the equipment, which range from 3 to 10 years.

Comprehensive Loss

The Joint Venture reports comprehensive income (loss) in accordance with FASB Statement No. 130, “Reporting Comprehensive Income.”  The comprehensive net loss for the years ended December 31, 2005 and 2004 (unaudited), for the period from July 1, 2003 (commencement of operations) to December 31, 2003 (unaudited) and for the period from July 1, 2003 (commencement of operations) to December 31, 2005 does not differ from the reported net loss in each such period.

Transactions with affiliates

The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its research and development and operating services from third-party entities. The Joint Venture owed Dyax $1.5 million and Genzyme $1.0 million as of December 31, 2005 and owed Dyax $0.3 million as of December 31, 2004 (unaudited) primarily for project expenses incurred on behalf of the Joint Venture. Genzyme owed the Joint Venture $47,000 as of December 31, 2004 (unaudited), which was paid in 2005.

Research and development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income taxes

The Joint Venture is organized as a pass-through entity; accordingly, the financial statements do not include a provision for income taxes. Taxes, if any, are the liability of Dyax and Genzyme, as Venturers.

C.    Funding Receivable

At December 31, 2005, both Venturer’s had not provided their funding commitments for December 2005 and, as a result, the Joint Venture recorded funding receivable from each venturer of $1.7 million. Both Venturers paid their December 2005 funding commitments in January 2006. There were no funding amounts receivable from the Venturers at December 31, 2004 (unaudited) or December 31, 2003 (unaudited).

D.    Lab Equipment (amounts in thousands)

	December 31,
	2005	2004
		(Unaudited)

Lab equipment	$708	$708
Accumulated depreciation	(93)	—
Lab equipment, net	$615	$708

In 2004, the Joint Venture acquired lab equipment that was placed in service in 2005. The Joint Venture’s depreciation expense was $93,000 in 2005. There was no depreciation expense in 2004 (unaudited) or for the period from July 1, 2003 (commencement of operations) to December 31, 2003 (unaudited).

E.    Venturers’ Capital

As of December 31, 2005, Venturers’ capital is comprised of capital contributions made by the Venturers to fund budgeted costs and expenses of the Joint Venture in accordance with the collaboration agreement, net of losses allocated to the Venturers. All funding is provided 50.01% by Dyax and 49.99% by Genzyme. As of December 31, 2005, Dyax provided a total of $21.0 million of funding and Genzyme provided a total of $21.0 million of funding to the Joint Venture.

F.    Commitments and Contingencies

The Joint Venture may become subject to legal proceedings and claims arising in connection with its business. There were no asserted claims against the Joint Venture as of December 31, 2005 or 2004 (unaudited).

G.   Segment Information

The Joint Venture operates in one business segment—human therapeutics.